

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2020

Gerald Lyons
Executive Vice President and Chief Financial Officer
ScanSource, Inc.
6 Logue Court
Greenville, South Carolina 29615

   Re: ScanSource, Inc.
   Form 10-K filed August 22, 2019
   Form 10-K/A filed October 24, 2019
   Form 10-Q filed November 12, 2019
   File No. 000-26926

Dear Mr. Lyons:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services